

March 22, 2013

Via E-Mail
Darin Myman
Chief Executive Officer
Wally World Media, Inc.
200 Centennial Avenue, Suite 200
Piscataway, New Jersey, 08854

> **Re: Wally World Media, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed March 7, 2013**
> **File No. 333-185694**

Dear Mr. Myman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 20, 2013.

Risk Factors

Our Independent Registered Public Accounting Firm has Expressed…, page 4

1.   You state that your independent registered public accounting firm has expressed substantial doubt as to your ability to continue as a going concern. Please expand this disclosure to clarify that the financial statements do not include any adjustments that might result from this uncertainty.

Our Common Shares Will Not be Registered under the Exchange Act…, page 6

2.   We note your disclosures stating that Section 15(d) of the Exchange Act reporting obligations may be automatically suspended due to a limited number of shareholders and that the investors may no longer have access to publicly filed information thereafter. In light of the fact that such risks are analytically distinct from risks related to reduced reporting obligations under Section 15(d), please disclose the risks related the potential suspension of your reporting obligations in a separately captioned risk factor.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 20

3.   Please revise this section to fully clarify that the proposed platform is not yet operational.

Rather, you should describe desired product characteristics as objectives you may not be able to achieve. For example, please revise the following:

- "the Company facilitates transactions between buyers and sellers;" and
- "Registered users on the Company's website place job offers."

Operating Expenses, page 22

4.	You state that for the three months ended December 31, 2012 you incurred compensation expense of $101,778. Please expand your disclosure to explain the reasons for the increase in compensation expenses compared to the period from your inception to September 30, 2012. Please refer to Item 303(a) of Regulation S-K.

Transactions with Related Persons, Promoters and Certain Control Persons, page 27

5.	Certain identified related parties provided you with advances; please describe the transactions that generated these payables. Please also disclose the amount of such payables as of May 17, 2012, and December 31, 2012, and any transactions related to those payables between those dates. Further, describe any events that led to any changes in the balances of such accounts since your date of formation. Refer to Item 404(a) of Regulation S-K.

6.	In connection with certain assets purchased from Mr. Knie, you recorded development expense of $35,000 which is less than Mr. Knie's cost basis. Please disclose the cost at which Mr. Knie purchased the assets; also disclose the principle followed in determining the amount at which the assets were acquired, and the persons making such determinations. Refer to Item 404(c)(ii) of Regulation S-K.

7.	The agreement with CFO Oncall, Inc. filed as Exhibit 10.3, should be briefly described in this section, or in the text accompanying the summary compensation table. Describe the economic terms of the agreement and the extent to which amounts have been paid or accrued pursuant to the arrangement. Although the agreement provides that $3,000 of the $5,000 monthly fee is to be paid through issuance of stock valued at the issuance price of unregistered shares, it does not appear the shares earned in the period ended December 31, 2012 have been issued. Discuss your expected timeline for the computation and delivery of the shares. In preparing your disclosure, consider the potential effect of varying prices over the course of the agreement, and any corresponding dilutive risks to shareholders. In conjunction with the Summary Compensation Table on page 25, provide text that briefly references the consulting agreement that you entered into subsequent to the fiscal year end concerning Mr. Wasserman and his affiliate, CFO Oncall. Include a cross-reference to the page where a materially complete description of the arrangement may be found.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold at (202) 551-3853 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief-Legal

cc: Via E-Mail
          Gregg E. Jaclin, Esq., Anslow & Jaclin, LLP